Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table presents the calculation of the earnings to fixed charges:

	For the Nine Months Ended		For the Years Ended
	September 30,		December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands)

Income (loss) before income taxes and discontinued operations	$17,241	$18,198	$19,168	$(7,914)	$203	$27,123	$16,981

Fixed charges:
Interest expense on deposits	$55,115	$40,023	$57,518	$34,067	$27,652	$26,587	$29,063
Other	24,409	18,782	26,979	17,703	14,625	17,026	16,643

Total fixed charges	$79,524	$58,805	$84,497	$51,770	$42,277	$43,613	$45,706

Ratio of earnings to fixed charges:(1)
Including deposit interest	121%	130%	122%	83%	99%	161%	137%
Excluding deposit interest	395	408	382	242	287	413	375
          For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of:
          •     income before income taxes and losses from unconsolidated investees; and
          •     fixed charges.
          For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of:
          •     interest cost, including interest on deposits; and
          •     that portion of rent expense estimated to be representative of the interest factor.

(1)	Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.